SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35856

Deregistration under Section 8(f) of the Investment Company Act of 1940

January 2, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of November 2025. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed below,

or for an applicant using the Company name search field, on the SEC's EDGAR system. The

SEC's EDGAR system may be searched at https://www.sec.gov/edgar/search/. You may also call

the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and

serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed

for the relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

January 27, 2026, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability of

a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

DSS AmericaFirst Funds [File No. 811-22669]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 4, 2025, and October 15, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $56,755.98 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 22, 2025.

Applicant's Address: 275 Wiregrass Parkway, West Henrietta, New York 14586

FT Vest Annual Hedged Equity Income Fund II [File No. 811-24063]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 11, 2025, and amended on December 03, 2025.

Applicant's Address: c/o UMB Fund, 235 West Galena Street, Milwaukee, Wisconsin 53212

Franklin Income Opportunities Fund. [File No. 811-23767]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 8, 2025.

Applicant's Address: 620 Eighth Avenue, 47th Floor, New York, New York 10018.

Selected International Fund, INC [File No. 811-01533]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Davis International Fund, an authorized series of Davis New York Venture Fund, Inc., and on November 7, 2025 made a final distribution to its shareholders based on net asset value. Expenses of $87,504.46 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Date: The application was filed on November 19, 2025.

Applicant's Address: 2949 East Elvira Road, Suite 101, Tuscon, Arizona 85756

Matrix Advisors Value Fund, Inc. [File No. 811-03758]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Matrix Advisors Value ETF, and on February 12, 2025 made a final distribution to its shareholders pro rata based on share ownership. Expenses of $129,479.25 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 11, 2025 and amended on December 10, 2025.

Applicant's Address: 10 Bank Street, Suite 590 White Plains, New York 10606

Morgan Creek Global Equity Long/Short Institutional Fund [File No. 811-22461]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 1, 2022, April 1, 2023, and April 1, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $24,103 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $3,469,247 for the purpose of paying outstanding debts, and shareholder amounts due post liquidation.

Filing Date: The application was filed on June 5, 2025.

Applicant's Address: 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina 27517.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.